ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 13

INSUREDBOND NUMBER

T. Rowe Price Capital Appreciation Fund 87163109B

EFFECTIVE DATEBOND PERIODAUTHORIZED REPRESENTATIVE

February 9, 2010August 31, 2009 to August 31, 2010/S/ John T. Mulligan

In consideration of the premium charged for this Bond, it is hereby understood and agreed that Item 1 of the Declarations, Name of Insured, shall include the following:

T. Rowe Price Global Infrastructure Fund

T. Rowe Price Global Infrastructure Fund - Advisor Class, each a series of:

T. Rowe Price International Funds, Inc.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN1.0-00 (1/02)